centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

RECEIVED
2005 SEP 12 PM 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 August, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
AUG 29 2005
WASH. D.C. 213 SECTION

05011288

SUPPL

Dear Sir / Madam

Centrica plc
Repurchase of Shares, 16th, 17th, 18th and 19th August 2005

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

9/19

Regulatory Announcement

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Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:12 16-Aug-05

RNS Number:1744Q
Centrica PLC
16 August 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 16 August 2005 it purchased for cancellation 450,000 of its ordinary shares at a price of 237.0000p per share from Hoare Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:03 17-Aug-05

SEC MAIL RECEIVED PROCESSING
AUG 29 2005
WASH, D.C. 213 SECTION

RNS Number:2203Q
Centrica PLC
17 August 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 17 August 2005 it purchased for cancellation 1,400,000 of its ordinary shares at a price of 236.7900p per share from Hoare Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:08 18-Aug-05

SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2005
WASH. D.C. 213 SECTION

RNS Number:2706Q
Centrica PLC
18 August 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 18 August 2005 it purchased for cancellation 920,000 of its ordinary shares at a price of 236.9180p per share from Hoare Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:01 19-Aug-05

SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2005
WASH. D.C. 213 SECTION

RNS Number:3199Q
Centrica PLC
19 August 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 19 August 2005 it purchased for cancellation
900,000 of its ordinary shares at a price of 237.2210p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

This information is provided by RNS
The company news service from the London Stock Exchange

END